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                              December 13, 2021

       Jorge M. Gomez
       Executive Vice President & Chief Financial Officer
       Dentsply Sirona Inc.
       13320 Ballantyne Corporate Place
       Charlotte, NC 28277-36077

                                                        Re: Dentsply Sirona
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 000-16211

       Dear Mr. Gomez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 43

   1. We note you attribute a decline in sales volume, in part, to certain countries in Asia and that there other
references in your filing to China. We also note on page 87 that geographic information
represents revenues for shipments made by operating businesses located in the country
or territory identified, including export sales, and that this disclosure does not
include any information related to Asia or China. Please describe to us and revise disclosure
in future filings to include discussion and analysis in quantitative and qualitative terms
related to your revenues that are attributable to China pursuant to
                                                        Item 303 of Regulation
S-K, or explain to us why additional disclosure is not required. In addition, please
explain to us whether there are any material concentrations of revenues included in "other
foreign" net sales in Note 5 to your financial statements and describe to us in further detail
your methodology for attributing revenues from external customers to
 Jorge M. Gomez
Dentsply Sirona Inc.
December 13, 2021
Page 2
         individual countries. Refer to ASC 280-10-50-41.


Consolidated Financial Statements
Revenue Recognition, page 75

2. Please revise future filings to include all of the disclosures required by ASC 606-10-50, as applicable. For example, provide the qualitative and quantitative disclosure about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and discounts, as set forth in ASC 606-10-
         50-1(b), 50-17, and 50-20, a description of the payment terms under 50-12, and disaggregated revenue under 50-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have any questions.



FirstName LastNameJorge M. Gomez                               Sincerely,
Comapany NameDentsply Sirona Inc.
                                                               Division of
Corporation Finance
December 13, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName